Exhibit 99.4

IN THE CIRCUIT COURT OF COOK COUNTY, ILLINOIS
COUNTY DEPARTMENT, CHANCERY DIVISION

PEOPLE OF THE STATE OF ILLINOIS, *ex rel.*, **ANDREW BORON, DIRECTOR OF** **INSURANCE OF THE STATE OF ILLINOIS,** Plaintiffs, v. **TRIAD GUARANTY INSURANCE CORPORATION,** **an Illinois domestic stock insurance company, and** **TRIAD GUARANTY ASSURANCE CORPORATION,** **an Illinois domestic stock insurance company,** Defendants.	))))))) NO. 12 CH 43895))))))))

<u>ORDER OF REHABILITATION</u>

THIS CAUSE COMING TO BE HEARD upon the Verified Complaint for Rehabilitation

filed herein by THE PEOPLE OF THE STATE OF ILLINOIS, upon the relation of ANDREW

BORON, Director of Insurance of the State of Illinois (the "Director"), seeking an Order of

Rehabilitation as to and against Triad Guaranty Insurance Corporation ("Triad") and Triad

Guaranty Assurance Corporation ("TGAC") pursuant to the provisions of Article XIII of the

Illinois Insurance Code (the "Code"), 215 ILCS 5/187 *et seq.* ("Article XIII"); the Court having

jurisdiction over the parties hereto and the subject matter hereof the Court having reviewed the

pleadings filed herein and having considered arguments of counsel thereon, and the Court then

being otherwise advised in the premises, and for good cause appearing therefore;

The Court Hereby Finds That:

A.   Sufficient cause exists for the entry of an order for rehabilitation of the Defendant, Triad, including the facts that it is insolvent and that its further transaction of business would be hazardous to its policyholders, or to its creditors, or to the public.

B.   Sufficient cause exists for the entry of an order for rehabilitation of the Defendant, TGAC, including the consent of its Board of Directors.

C.   Pursuant to Section 191 of the Code, 215 ILCS 5/191, the entry of this Order of Rehabilitation creates an estate comprising of all of the liabilities and assets of Triad.

D.   Pursuant to Section 191 of the Code, 215 ILCS 5/191, the entry of this Order of Rehabilitation creates an estate comprising of all of the liabilities and assets of TGAC.

E.   Upon the entry of this Order of Rehabilitation, the Rehabilitator's statutory authority includes, without limitation, the following:

(i)   Pursuant to Section 191 of the Code, 215 ILCS 5/191, the Rehabilitator is vested by operation of law with the title to all property, contracts, and rights of action of Triad and TGAC; and

(ii)   Pursuant to Section 191 of the Code, 215 ILCS 5/191, the Rehabilitator is entitled to immediate possession and control of all property, contracts, and rights of action of Triad and TGAC; and

(iii)   Pursuant to Section 191 of the Code, 215 ILCS 5/191, the Rehabilitator is authorized to remove any and all records and property of Triad and TGAC to his possession and control or to such other place as may be convenient for purposes of the efficient and orderly administration of the rehabilitation of Triad and TGAC; and

(iv)   Pursuant to Section 192(2) of the Code, 215 ILCS 5/192(2), the Rehabilitator is authorized to deal with the property, business and affairs of Triad and TGAC in his name, as Director, and that the Rehabilitator is authorized to deal with the property, business and affairs of Triad and TGAC in the name of Triad and TGAC, as applicable; and

(v)   Pursuant to Section 192(2) of the Code, 215 ILCS 5/192(2), the Rehabilitator, without the prior approval of the Court, is authorized to sell or otherwise dispose of any real or personal property of Triad and TGAC, or any part thereof, and to sell or compromise all debts or claims owing to Triad and TGAC having a value in the amount of Twenty-Five Thousand ($25,000.00) Dollars, or less. Any such sale by the Rehabilitator of the real or personal property of Triad and TGAC having a value in excess of Twenty-Five Thousand ($25,000.00) Dollars, and sale or compromise of debts owing to Triad by the Rehabilitator where the debt owing to Triad and TGAC exceeds Twenty-Five Thousand ($25,000.00) Dollars shall be made subject to the approval of the Court; and

(vi)   Pursuant to Section 192(2) of the Code, 215 ILCS 5/192(2), the Rehabilitator may solicit contracts whereby a solvent company agrees to assume, in whole or in part, or upon a modified basis, the liabilities of a company in rehabilitation in a manner consistent with subsection (4) of Section 193 of the Code, 215 ILCS 5/193(4); and

(vii)   Pursuant to Section 192(3) of the Code, 215 ILCS 5/192(3), the Rehabilitator is authorized to bring any action, claim, suit or proceeding against any person with respect to that person's dealings with Triad and TGAC including, but not limited to, prosecuting any action, claim, suit, or proceeding on behalf of the policyholders, claimants, beneficiaries or creditors of Triad and TGAC; and

(viii) Pursuant to Section 192(4) of the Code, 215 ILCS 5/192(4), if at any time the Rehabilitator finds that it is in the best interests of the policyholders, claimants, beneficiaries, and creditors to effect a plan of rehabilitation, the Rehabilitator may submit such a plan to the Court for its approval; and

(ix) Pursuant to Section 194(b) of the Code, 215 ILCS 5/194(b), the Rehabilitator may, within two (2) years after the entry of this Agreed Order of Rehabilitation or within such further time as applicable law permits, institute an action, claim, suit, or proceeding upon any cause of action against which the period of limitation fixed by applicable law had not expired as of the filing of the complaint upon which the rehabilitation order was entered; and

(x) Subject to the provisions of Section 202 of the Code, 215 ILCS 5/202, the Rehabilitator is authorized to appoint and retain those persons specified in Section 202(a) of the Code, 215 ILCS 5/202(a), and to pay, without the further order of this Court, from the assets of Triad and TGAC, all administrative expenses incurred during the course of the rehabilitation of Triad and TGAC; and

(xi) Pursuant to Section 203 of the Code, 215 ILCS 5/203, the Rehabilitator shall not be required to pay any fee to any public officer for filing, recording or in any manner authenticating any paper or instrument relating to any proceeding under Article XIII of the Illinois Insurance Code, 215 ILCS 5/187, *et seq.*, nor for services rendered by any public officer for serving any process; and

(xii)   Pursuant to the provisions of Section 204 of the Code, 215 ILCS 5/204, the Rehabilitator may seek to avoid preferential transfers of the property of Triad and TGAC and to recover such property or its value, if it has been converted, except for payments made in the ordinary course of business or payments made pursuant to 215 ILCS 5/204(m)(C).

It Is Hereby Ordered That:

1.   This Order of Rehabilitation is entered as, to and against Triad with a finding of insolvency

2.   This Order of Rehabilitation is entered as, to and against TGAC without a finding of insolvency.

3.   Andrew Boron, Director of Insurance of the State of Illinois, and his successors in office, is affirmed as the statutory Rehabilitator (the "Rehabilitator") of Triad and TGAC, with all of the powers appurtenant thereto.

4.   This Order of Rehabilitation is an interlocutory order appealable as of right pursuant to Illinois Supreme Court Rule 307(a)(5).

5.   Subject to the further orders of the Court, the Rehabilitator is authorized to take such actions as the nature of the cause and the interests of Triad and TGAC, their policyholders, creditors, or the public may require including, but not limited to, the following:

    i. The Rehabilitator is directed and authorized to take immediate possession and control of the property, books, records, accounts, business and affairs, and all other assets of Triad and TGAC, and of the premises occupied by Triad and

TGAC for the transaction of their business, and to take such action as the nature of this cause and the interests of Triad's and TGAC's policyholders, creditors or the public may require, subject to further orders of the Court, pursuant to the provisions of Article XIII of the Code, *supra*;

ii. The Rehabilitator is directed and authorized to rehabilitate, wind down, or terminate Triad's and TGAC's business and affairs, and to make the continued expenditure of such wages, rents and expenses as he may deem necessary and proper for the administration of the rehabilitation of Triad and TAGC; and

iii. The Rehabilitator is authorized to sue, defend, and settle or pay claims on behalf of Triad and TGAC, or for the benefit of Triad's and TGAC's policyholders and creditors in the courts either in his name as the Rehabilitator of Triad and TGAC, or in the name of Triad and TGAC.

6.   The Director is vested with the right, title and interest in all funds recoverable under treaties and agreements of excess insurance or reinsurance heretofore entered into by or on behalf of Triad and TGAC, and that all excess insurance or reinsurance companies involved with Triad and TGAC be restrained and enjoined from making any settlements with any claimant or policyholder of Triad and TGAC, or any other person, other than the Director as Rehabilitator, except with the written consent of the Director.

7.   Any acts or omissions of the Rehabilitator in connection with the rehabilitation shall not be construed or considered to be a preference within the meaning of Section 204 of the Code, 215 ILCS 5/204, notwithstanding the fact that any such act or omission may cause a policyholder, third party or creditor to receive a greater percentage of debt owed to or by Triad and TGAC than any other policyholder, third party or creditor in the same class.

8.   The caption in this cause and all pleadings filed in this matter shall hereafter read:

"IN THE MATTER OF THE REHABILITATION
OF TRIAD GUARANTY INSURANCE CORPORATION
and TRIAD GUARANTY ASSURANCE CORPORATION"

9.   All costs of the proceedings prayed for herein shall be taxed and assessed against the Defendants, Triad and TGAC.

10.   Pursuant to its authority under Section 189 of the Code, 215 ILCS 5/189, the Court issues the following mandatory and prohibitive injunctions:

    i. In accordance with Section 191 of the Code, *supra,* all persons, companies, and entities shall immediately release their possession and control of any and all property, contracts, and rights of action of Triad and TGAC to the Director including, but not limited to, bank accounts and bank records, premium and related records, and claim, underwriting, accounting and litigation files, as follows:

        a. All accountants, auditors, actuaries, and attorneys of Triad and TGAC having knowledge of the order of rehabilitation be ordered to deliver to the Rehabilitator, at his request, copies of all documents in their possession or under their control concerning or related to Triad and TGAC, and to provide the Rehabilitator with such information as he may require concerning any and all business and/or professional relationships between them and Triad and TGAC, and concerning any and all activities, projects, jobs and the like undertaken and/or performed by them at the request of Triad and TGAC, or their respective agents, servants, officers, trustees, directors and/or employees, or which Triad and TGAC may be, or is, entitled to as the result of their relationship with such accountants, auditors, actuaries, and attorneys; and

b. Triad and TGAC and their respective, directors, officers, agents, third party administrators, servants, representatives, employees, and affiliated companies, and all other persons and entities having knowledge of the order of rehabilitation be ordered to give immediate possession and control to the Rehabilitator of all property, business, books, records and accounts of Triad and TGAC, and all premises occupied by Triad and TGAC for the transaction of their business; and

c. All banks, brokerage houses, financial institutions and any and all other companies, persons or entities having knowledge of the order of rehabilitation be ordered to immediately deliver any and all such assets and/or records to the Rehabilitator; and

d. Triad's and TGAC's agents, representatives, employees and servants having knowledge of the order of rehabilitation be ordered to immediately turn over all such funds in their possession or under their control, or to which they may hereafter acquire possession or control, to the Rehabilitator in gross and not net of any commissions which may be due thereon; and

ii. Triad and TGAC and their respective, directors, officers, agents, servants, representatives and employees, and all other persons and entities having knowledge of this order are enjoined and restrained from transacting any business of Triad and TGAC, or disposing of any company property or assets, without the express written consent of the Rehabilitator, or doing or permitting to be done any action which might waste the property or assets of Triad and TGAC, until the further order of the Court; and

iii. The directors, officers, agents, third party administrators, servants, representatives and employees of Triad and TGAC, and all other persons and entities, including Triad's and TGAC's policyholders and creditors, having knowledge of this order are enjoined and restrained from bringing or further prosecuting any claim, action or proceeding at law or in equity or otherwise, whether in this State or elsewhere, against Triad and TGAC, or their property or assets, or the Director as their Rehabilitator, except insofar as those claims, actions or proceedings arise in or are brought in these rehabilitation proceedings; or from obtaining, asserting or enforcing preferences, judgments, attachments or other like liens, including common law retaining liens, or encumbrances or the making of any levy against Triad and TGAC, or their property or assets while in the possession and control of the Rehabilitator, or from interfering in any way with the Rehabilitator in his possession or control of the property, business, books, records, accounts, premises and all other assets of Triad and TGAC, until the further order of the Court; and

iv. Any and all banks, brokerage houses, financial institutions and any and all other companies, persons or entities having knowledge of this order, having in its possession accounts and any other assets which are, or may be, the property of Triad and TGAC, are enjoined and restrained from disbursing or disposing of said accounts and assets and are further restrained from disposing of or destroying any records pertaining to any business transaction between Triad and TGAC, and such banks, brokerage houses, financial institutions, companies, persons or entities having done business, or doing business, with Triad and TGAC, or having in its possession assets which are, or may be, the property of Triad and TGAC; and

v. All agents and brokers of Triad and TGAC, and their respective agents, servants, representatives and employees, and all other persons, are enjoined and restrained from returning any unearned premiums or any money in its possession, or under its control, collected from premiums, contributions or assessments upon policies, contracts or certificates of insurance or reinsurance previously issued by Triad and TGAC, to policyholders, beneficiaries, members or others; and

vi. All insurance and reinsurance companies and entities that assumed liabilities from Triad and TGAC arising under either contracts, policies of insurance, certificates of insurance, or contracts of reinsurance issued by Triad and TGAC, are enjoined and restrained from making any settlements with any claimant or policyholder of Triad and TGAC, or any other person other than the Rehabilitator, except with the written consent of the Rehabilitator, except when the reinsurance agreement, certificate, contract or treaty lawfully provides for payment to or on the behalf of Triad's and TGAC's insured by the reinsurer.

11. That the rights and liabilities of Triad and TGAC, and of their creditors, policyholders, stockholder, and all other persons interested in their assets are not fixed by the entry of the order of rehabilitation.

12. This Court retains jurisdiction in this cause for the purpose of granting further relief as the nature of this cause and the interests of Triad and TGAC, their policyholders, creditors, or of the public may require and/or as the Court may deem proper in the premises.

ENTERED

ENTERED: **DEC 11 2012**

Judge Richard J. Billik, Jr.
Circuit Court-1585

_____
Judge Presiding

Lisa Madigan
Attorney General Of
The State of Illinois
Attorney for the PEOPLE OF
THE STATE OF ILLINOIS
Paul Prezioso
Assistant Attorney General
James R. Thompson Center
100 West Randolph Street, 13th Floor
Chicago, Illinois 60601
312-814-5022
Attorney Code #99000

Of Counsel:

J. Kevin Baldwin
Daniel A. Guberman
Counsel to the Director as Receiver
222 Merchandise Mart Plaza
Suite 1450
Chicago, IL 60654
(312) 836-9500
Attorney Code #16819